                   [NEW ENGLAND BANCSHARES, INC. LETTERHEAD]


                                   May 2, 2006




VIA EDGAR
---------

Mr. Todd Schiffman
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:   NEBS Bancshares, Inc.
      Registration Statement on Form SB-2
      File No. 333-128277

Dear Mr. Schiffman:

      In connection with our filing of the registration statement referenced above, the Staff requested clarification on our determination that New England Bancshares, Inc.'s (formerly NEBS Bancshares, Inc.) (the "Company") investment in the Ultra Short Mortgage Fund and the Ultra Short Fund (collectively, the "Funds") was "temporarily impaired." Our response dated November 10, 2005, advised the Staff how we determined that these investments should be accounted for as temporarily impaired (a copy of this response is attached.) This letter updates the Staff as to its current determination of the investments in question and provides information that was discussed during a conference call with Donald Walker and Nancy Maloney on April 28, 2006.

      In its November response letter the Company mentioned "(1) if interest rates do not perform as predicted in the report prepared by Global Insight; namely if interest rates do not begin to stabilize or decline from current rates at some point during the first quarter of 2006; or (2) if the fund does not perform as the registrant has predicted in such rate environment, the registrant will determine such investments to be other than temporarily impaired and take the appropriate charges required of such a determination." Global Insight is one of the leading economic and financial forecasting companies and the Company relies on its projections in analyzing its investments that are interest rate sensitive and assessing its overall interest rate risk management. At the time of the November response, Global Insight predicted that the Federal Funds rate would reach 4.75% in April 2006 and then stabilize. Global Insight now projects that the Federal Funds rate will rise to 5.25% by July 2006 and then level off.

      In making the determination of whether an investment is other than temporarily impaired the Company looks at several factors, including those specifically detailed in Staff Accounting Bulletin 59. A description of its analysis of these factors follows:

Mr. Todd Schiffman
U.S. Securities and Exchange Commission
May 2, 2006
Page 2


      1. THE LENGTH OF THE TIME AND THE EXTENT TO WHICH THE MARKET VALUE HAS BEEN LESS THAN COST. The two investments have been in loss positions since October 31, 2002 and November 31, 2001, respectively. However they were within 0.13% and 0.14% of their cost basis on June 30, 2003. The June 30, 2003 date coincides with the Federal Reserve's final Federal Funds Rate decrease to 1%. As of March 31, 2006, the two mutual fund investments' cost basis was $6.6 million. The total unrealized pre-tax loss totaled $196,000, which is less than 3% of the cost basis. Since purchasing the Funds, the unrealized loss on the Funds has never exceeded 3%. While the Company does not have a specific percentage or dollar amount in its investment policy as to the level at which an investment would need to be considered other than temporarily impaired, the Company has determined that a 3% loss on this investment does not rise to a level that warrants its determination as other than temporarily impaired. Further, due to the composition of the assets underlying each of the funds (primarily government and agency issued debt securities and short-term adjustable-rate mortgages guaranteed by government sponsored agencies), the Funds' net asset value has historically responded to market interest rates and have increased in periods immediately following the cessation of a rise in the Federal Funds rate. Lastly, the Company also considers return on its investment, which in the case of the Funds is currently 4.79% and 4.49%.

      2. THE FINANCIAL CONDITION AND NEAR-TERM PROSPECTS OF THE ISSUER. The Company receives financial statements from the issuer of the mutual funds, Asset Management Fund, and its manager Shay Asset Management on an annual basis. There are nothing in the financial condition of the issuer or the management firm that otherwise threatens the value of the investment or that would support a determination of the investments to be considered other than temporarily impaired.

      3. THE INTENT AND ABILITY OF THE HOLDER TO RETAIN ITS INVESTMENT IN THE ISSUER FOR A PERIOD OF TIME SUFFICIENT TO ALLOW FOR ANY ANTICIPATED RECOVERY IN MARKET VALUE. This investment has low interest rate risk and provides monthly cash flows. It is also small enough (these two investments aggregate $6.6 million, which represents approximately 2.6% of total assets and 11.6% of total equity) that the Company is not dependent on the funds represented by the investments for liquidity purposes. Accordingly, the Company intends to retain the investments for a sufficient period of time to allow for any anticipated recovery in market value, which, due to the slight lag of these funds to respond to interest rate changes, is anticipated to be approximately six months after the Federal Reserve ceases increasing the Federal Funds Rate.

      Based on the above analysis the Company has determined that the investment in the two bond mutual funds are not other than temporarily impaired at March 31, 2006. The Company has made such determination after consultation with independent auditors, Shatswell, MacLeod & Company, P.C. The Company reviews this determination quarterly along with all of its investments in an unrealized loss position.

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Mr. Todd Schiffman
U.S. Securities and Exchange Commission
May 2, 2006
Page 3

      If you have any questions concerning this submission, please telephone the undersigned at (860) 253-4021.

                                          Very truly yours,


                                          /s/ David J. O'Connor

                                          David J. O'Connor
                                          President and Chief Executive Officer

DJO/ng
Enclosures

cc:   Donald Walker, Securities and Exchange Commission
      Joyce Sweeney, Securities and Exchange Commission
      Nancy Maloney, Securities and Exchange Commission
      Scott D. Nogles, New England Bancshares, Inc.
      Lawrence M.F. Spaccasi, Esq., Muldoon Murphy & Aguggia, LLP
      Scott A. Brown, Esq., Muldoon Murphy & Aguggia, LLP
      John D. Marsh, Shatswell, MacLeod & Company, P.C.

                    [MULDOON MURPHY & AGUGGIA LLP LETTERHEAD]




                               November 10, 2005


VIA EDGAR

Mr. Todd Schiffman
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

      RE:   NEBS BANCSHARES, INC.
            AMENDMENT NUMBER ONE TO REGISTRATION STATEMENT ON FORM SB-2 FILED OCTOBER 26, 2005
            FILE NO. 333-128277


Dear Mr. Schiffman:

      On behalf of NEBS Bancshares, Inc., we hereby provide the following information in response to the Staff's further request for clarification on New England Bancshares, Inc.'s investment in the Ultra Short Mortgage Fund and Ultra Short Fund. The Staff is supplementally advised that in determining that the investments in the Ultra Short Mortgage Fund and Ultra Short Fund as temporarily impaired at June 30, 2005 and March 31, 2005, it relied heavily on interest rate forecasts prepared by Global Insight, the leading economic and financial forecasting company in the world, on continuing discussions with Shay Financial, the manager of the funds, its review of the market and the funds' historical performance relative to short-term interest rates (due to the 0.9 duration of the funds), in particular, the United States Treasury six-month treasury bill and the federal funds target rate. As stated in a prior response, while the funds are equity securities, they consist of interest-rate sensitive assets and, accordingly, the net asset value of each fund directly corresponds to changes in short-term market interest rates. Based on its analysis, the registrant determined that the net asset value of the funds will likely return to the registrant's historical cost upon a stabilization or decline in market interest rates.

      In the most recent report issued by Global Insight, it provides that the Federal Reserve Bank's tightening monetary policy will cease in the first quarter of 2006 and that short-term rates will stabilize and remain flat for a period of at least one year.

      The registrant has reviewed the performance of the AMF Ultra Short Mortgage Fund from its inception in September 1991 through September 2005 and notes that in periods of stabilizing or

Mr. Todd Schiffman
November 10, 2005
Page 2

declining interest rates, the net asset value of the fund has been near or above the registrant's cost basis of $9.98, specifically during the following periods:

      o     the second and third quarters of 1992;
      o     almost all of 1993;
      o     first quarter of 1996;
      o     second quarter of 1997;
      o     first quarter of 1998; and
      o     fourth quarter of 2001 through the second quarter of 2003.

      The registrant believes based on the aforementioned data that the funds will begin to return to a net asset value that approximates or exceeds the registrant's cost during the second half of 2006 based on the Federal Reserve ceasing its increase in interest rates in the first quarter of 2006. This expectation is based on the Global Insight report. Nevertheless, the registrant hereby commits that: (1) if interest rates do not perform as predicted in the report prepared by Global Insight; namely if interest rates do not begin to stabilize or decline from current rates at some point during the first quarter of 2006; or (2) if the fund does not perform as the registrant has predicted in such interest rate environment, the registrant will determine such investments to be other than temporarily impaired and take the appropriate charges required of such a determination.

      If you have any questions concerning this submission, please telephone the undersigned at (202) 686-4930.

                              Very truly yours,

                              MULDOON MURPHY & AGUGGIA LLP

                              /s/ Scott A. Brown

                              Scott A. Brown

cc: Jessica Livingston, Securities and Exchange Commission Nancy Maloney, Securities and Exchange Commission
      Joyce Sweeney, Securities and Exchange Commission
      Donald W. Dwyer, Office of Thrift Supervision - DC
      John P. Harootunian, Office of Thrift Supervision - DC Karen Marcotte, Office of Thrift Supervision - DC
      Roger Smith, Office of Thrift Supervision - DC
      Lauren S. Yablonsky, Office of Thrift Supervision - NE David J. O'Connor, NEBS Bancshares, Inc.
      Scott D. Nogles, NEBS Bancshares, Inc.
      Lawrence M. F. Spaccasi, Esq., Muldoon Murphy & Aguggia LLP Michael J. Brown, Esq., Muldoon Murphy & Aguggia LLP